June 17, 2005

Mail Stop 4561


Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087


Re:	Kenexa Corporation
      Amendments No. 2 and No. 3 to Registration Statement on
      Form S-1
      Filed June 6, 2005 and June 8, 2005
      File No. 333-124028


Dear Mr. Karsan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.





Form S-1

General

1. We note that in your letter of June 6, 2005, on pages 6 and 7, you state that for the year ended December 31, 2004, you generated revenue from Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the
U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us your past and present contacts with Syria; advise us of the materiality to you of your contacts with Syria; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.
The Offering, page 4
2. You disclose on page 5 that unless you specifically state otherwise, information in this prospectus gives effect to the redemption of all the outstanding shares of series A and B preferred stock, the conversion of all the outstanding shares of class B and C common stock and the exercise of warrants held by principal shareholders in connection with this offering. These events have not occurred as of the latest balance sheet date, and are therefore only presented as pro forma adjustments. Please revise your disclosure to distinguish between the events that have been presented in your prospectus on a pro forma basis and the events, such as the reverse stock split, which have been retroactively included in historical financial data.

Management
Executive Compensation, page 73
3. We note your response to comment 13 in our prior letter;
however,
we reissue our previous comment. Please quantify the revenue and financial performance targets that will trigger the payment of bonuses. Please disclose this information other than in a footnote.







Principal and Selling Shareholders, page 83
4. We note that you have added footnote information regarding the number of shares offered by each selling stockholder to cover the over-allotment and the amount to be held after the offering if those shares are sold. Please revise to disclose this information other than in the footnotes. Refer to Item 507 of Regulation S-K.

Shares Eligible for Future Sale, page 93
5. We note that you have added disclosure regarding options and warrants. Please revise to include these securities in the table.

Exhibit 5.1.  Legal Opinion
6. Please revise to omit the last sentence on page 2. It implies that investors may not rely on the opinion.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or me at (202) 551-3411 with any other questions.

      Sincerely,



      Peggy Kim
      Senior Counsel

cc:	John P. Duke, Esq. (via facsimile)
	Pepper Hamilton LLP

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Nooruddin S. Karsan
Kenexa Corporation
June 17, 2005
Page 1